Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-291143

October 29, 2025

Boyd Group Services Inc.

October 29, 2025

Term Sheet

A base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+ at www.sedarplus.ca.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The Company has filed a registration statement on Form F-10 (including a base shelf prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may obtain any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Copies of the final base shelf prospectus, any amendment to the base shelf prospectus and any applicable shelf prospectus supplement may be obtained in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or in Canada from RBC Capital Markets, Attention: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com), from CIBC Capital Markets Inc., 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com, from National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, ON M5X 1J9 or by telephone at 416-869-8414 or by email at NBF-Syndication@bnc.ca, or from TD Securities Inc., 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Issuer:	Boyd Group Services Inc. (the “Company”).

Issue:	5,532,000 common shares (the “Common Shares”) of the Company (before giving effect to the Over-Allotment Option) (the “Offering”).

Gross Proceeds:	US$780,012,000 (before giving effect to the Over-Allotment Option).

Price:	US$141.00 per Common Share (the “Offer Price”).

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable at the Offer Price per Common Share at any time and from time to time until 30 days following the closing of the Offering, to purchase up to an additional Common Shares to cover over-allotments, if any.

Use of Proceeds:

The Company intends to use the net proceeds from the Offering (including the net proceeds from the Over-Allotment Option, if exercised), together with drawings on the Company’s revolving credit facilities and net proceeds from one or more future offerings of senior unsecured notes, to finance the purchase price for the acquisition of Joe Hudson’s Collision Center (the “Acquisition”), together with related financing fees and transaction expenses.

The consummation of the Acquisition is not contingent upon the consummation of the Offering, and the Offering is not contingent upon the consummation of the Acquisition. If the Acquisition is not completed, the Company intends to use the net proceeds from the Offering to reduce its outstanding indebtedness and finance future growth opportunities including acquisitions, or for other general corporate purposes.

Offering Type:	Bought underwritten public offering, eligible for sale in (a) all provinces of Canada pursuant to a prospectus supplement to the Company’s Canadian base shelf prospectus dated October 14, 2025 and (b) the United States pursuant to a prospectus supplement to the Company’s U.S. base shelf prospectus dated October 29, 2025 included in its registration statement on Form F-10. The Offering will also be made available in certain jurisdictions outside of Canada and the United States on a private placement basis as permitted by the Company.

Dividends:	The declaration and payment of dividends are at the discretion of the board of directors of the Company. Dividends are paid on a quarterly basis on or about the last day of January, April, July, and October of each year. The first dividend which purchasers under the Offering may receive will be payable on or about January 28, 2026 to shareholders of record on or about December 31, 2025.

Listing:	The Common Shares trade on the Toronto Stock Exchange under the ticker BYD, and in connection with the Offering they will be listed on the New York Stock Exchange (“NYSE”), under the symbol “BGSI”. The NYSE listing will be effective, and trading on the NYSE is expected to commence, on October 31, 2025.

Eligibility:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs, RDSPs, DPSPs and FHSAs.

Bookrunners:	RBC Capital Markets, CIBC Capital Markets, National Bank Financial Inc., and TD Securities Inc.

Closing Date:	On or about November 4, 2025.